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January 27, 2006

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	EXCO Resources, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 27, 2006, File No. 333-129935

Ladies and Gentlemen:

Please find enclosed on behalf of EXCO Resources, Inc. Amendment No. 2 ("Amendment No. 2") to our Registration Statement on Form S-1 (the "Registration Statement").

The changes to the Registration Statement reflect revisions made in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its letters to us dated January 25 and 26, 2006, certain other updating or corrective changes, and changes related to the estimated offering price. For your convenience, we have restated the Staff's comments below, together with our response to each respective comment.

We will overnight six marked courtesy copies of Amendment No. 2, marked to show changes from the previous filing, to Mr. Jason Wynn. Please be advised that we anticipate requesting acceleration of effectiveness of the Registration Statement as early as late next week. Accordingly, we respectfully request your prompt review of this filing. The page number references that appear in this letter relate to the version filed with the Commission via EDGAR.

Registration Statement on Form S-1, as amended (File No. 333-129935)

Comment Letter Dated January 25, 2006

Summary, page 1

General

  1.
  Where appropriate, please highlight in the summary that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 8 and 31).

Corporate Structure, page 13

  2.
  Please revise this figure to more clearly show the ownership structure after the offering. For instance, disclose the percentage of shares held by insiders and the public. Also, indicate the amount of shares, if any, Exco Holdings Inc. will receive when it merges with EXCO Resources Inc.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 13). As EXCO Holdings Inc. is merging into EXCO Resources, Inc., with EXCO Resources being the surviving corporation, EXCO Holdings will not itself receive any shares. All of the shares issued in the merger will be issued to the former stockholders of EXCO Holdings on a one share for one share basis.

Use of Proceeds, page 31

  3.
  Revise your presentation to provide a table which specifically addresses the allocation of the proceeds among the four uses identified. Separately address any material amounts needed to complete each of these purposes and the sources thereof. See Instruction 3 to Item 504 of Regulation S-K.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 31).

Management's Discussion and Analysis..., page 65

Marketing Arrangements, page 74

  4.
  We note that you sell your NGLs under long-term contracts. In this regard, it appears that you have not provided the requisite backlog disclosure pursuant to Item 101(c)(1)(viii) of Regulation S-K. Please revise.

    RESPONSE:    We respectfully advise the Staff that any contracts we have to sell NGLs are for the sale of any NGLs that we may produce, as opposed to agreements to sell specific volumes of NGLs. We further advise the Staff that, due to the sale of our Black Lake field and associated facility in November 2004 and the sale of Addison Energy Inc. in February 2005, we no longer produce a material volume of NGLs. Accordingly, we respectfully submit that disclosure concerning backlog within the meaning of Item 101(c)(1)(viii) of Regulation S-K with respect to our NGL contracts would not provide meaningful information to investors. We have revised the Registration Statement to add disclosure concerning the terms of our NGL contracts (see page 75).

Our Principal Customers, page 124

  5.
  We note that during the year ended December 31, 2004, an industrial purchaser accounted for 11% of your total oil and natural gas revenues. Please provide the disclosure required by Item 101(c)(1)(vii) of Regulation S-K regarding this customer. For example, identify its name and add a risk factor addressing the consequences arising from the potential loss of this customer.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see pages 23 and 126).

Underwriting, page 164

  6.
  We note your response to prior comment 33 and the language that the representatives propose to include. Please delete the language suggesting that particular matters were reviewed by or with the Commission. It may be appropriate, however, to refer to members of the staff in the Division as having reviewed particular matters. Please revise or advise.

    RESPONSE:    We have been advised by the Representatives that they will revise the language quoted in our response to Comment #33 of the Staff's letter of December 23, 2005 as follows:

    "By accepting this invitation from us you will be deemed to be representing to us that either: (1) you are not making an on-line distribution; or (2) if you are making an on-line distribution, you are following procedures for on-line distributions previously reviewed by members of the Staff of the Division of Corporate Finance of the Securities and Exchange Commission, such members raised no objections to the procedures reviewed, and there have been no material changes to your procedures since that review."

Engineering Comments

Summary, page 1

Summary of Geographic Areas of Operation, page 2

  7.
  Regarding response number 41 of your letter dated January 6, 2005 tell us for each of the major areas the range of differences by property.

    RESPONSE:    As requested in the letter dated January 6, 2005, the Company provided differences in reserve volumes between our internal engineers and those estimated by Lee Keeling on an area-by-area basis. On an area basis the difference for Appalachia was -0.4 Bcfe, for East Texas it was -1.2 Bcfe, and for Mid Continent the difference was +0.7 Bcfe. There were no significant differences in the other areas.

    The range of differences in Appalachia is minimal, as the total difference of 400 Mmcfe is spread across multiple wells in our Appalachian portfolio, which as of September 30, 2005 included 4,702 gross wells.

    The East Texas area differences by property range from +1.1 Mmcfe to -1,016.8 Mmcfe, when a well was moved out of the proved category after review with Lee Keeling.

    The Mid-Continent area range of differences by property was +164.6 Mmcfe to -0.5 Mmcfe.

Risk Factors, page 14

Risks relating to production curtailments, page 22

  8.
  Expand your disclosure to provide examples within the last three years when production was curtailed and how it materially affected your operations. If there were no such incidents, then it does not appear that this is a material risk and you should remove it from the filing.

    RESPONSE:    After an evaluation of the magnitude of the curtailments during the last three years, we determined that the curtailments were immaterial and therefore have deleted the risk factor (see page 22).

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 65

Critical Accounting Policies, page 67

Estimates of Proved Reserves, page 67

  9.
  Please include the definition of proved reserves as found in Rule 4-10(a) of Regulations S-X.

    RESPONSE:    We have included the full definition of proved reserves as found in Rule 4-10(a) of Regulation S-X in the "Glossary of selected oil and natural gas terms" section of the Registration Statement in response to the Staff's comment (see page 176) and have included a cross reference to this definition (see page 69).

Business, page 109

Our Development and Exploitation Project Areas, page 113

  10.
  Please remove the reference to undisclosed natural gas resource estimates by the U.S. Geological Survey. You may only disclose proved reserves that are net to your interests in SEC filings.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment (see page 115).

Comment Letter Dated January 26, 2006

Management's Discussion and Analysis..., page 65

Our Results of Operations, page 68

  1.
  We have read your response to prior comment 25, concerning the discussion and analysis that you have provided, utilizing the combined results of the successor and predecessor entities for 2003. Under the specific circumstances you describe, and provided you are able to provide certain additional disclosures, we will not object to your approach. We believe that all tabular presentations including information for 2003 should be expanded to include additional columns for information pertaining to the successor and predecessor entities. If you have made any adjustments in compiling this information, please include a description, quantification, and your rationale in the disclosure. A separate column for adjustments may be appropriate; you should be in a position to demonstrate the propriety of adjustments. Any combined financial information referenced in the text should be supported by a combining table. All columnar headers for combined financial totals should be labeled as "non-GAAP combined." Please contact us if you require further clarification or guidance.

    RESPONSE:    We have revised the Registration Statement in response to the Staff's comment and expanded all 2003 columns in "Management's discussion and analysis of financial condition and results of operations" to include the predecessor and successor entities and a "non-GAAP combined" total. Tables on pages 77, 78, 79, 82, 85, 86, 90, 92, 99 and 121 incorporate these revisions. Please note that no adjustments were required for the 2003 tables. We believe that the revisions we have incorporated into the tables satisfy the Staff's request that combined financial information referenced in the text should be supported by a combining table. We also added an additional combining table into the discussion of depletion, depreciation and amortization on page 89.

Exco Holdings Inc. Notes to Consolidated Financial Statements, page F-23

Note 17—Supplemental Information Relating to Oil and Natural Gas Producing Activities—Continuing Operations (Unaudited), page F-71

  2.
  Please disclose separately, if significant, the capitalized costs of unproved properties, and costs incurred to acquire oil and natural gas properties that have proved reserves, pursuant to paragraphs 19 and 22 of SFAS 69. If you believe the information is not subject to disclosure due to the level of materiality, and prefer non-disclosure, you may submit this information for review outside of the document.

    RESPONSE:    There were no acquisitions of unproved properties in 2002 or 2003. Unproved property acquisitions of $17.7 million were made in 2004. We have revised our disclosure in note 17 to conform to the requirements of SFAS No. 69 (see page F-71).

Revised Response to Earlier Comment (Comment #34 of December 23, 2005 letter)

We refer the Staff to our response to Comment #34 of the Staff's letter of December 23, 2005, in particular our discussion therein of the Internet roadshow we plan to conduct. We respectfully inform the Staff that we now intend to make the Internet roadshow publicly available without restriction on a website of NetRoadshow, Inc. (www.retailroadshow.com). Therefore, in reliance on Rule 433(d)(8) of the Securities Act, we no longer plan to file a transcript of the roadshow presentation or the accompanying presentation materials with the Commission.

* * *

Should any members of the Staff of the Commission have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ William L. Boeing

William L. Boeing
Direct Phone Number: 972.680.7553
Direct Fax Number: 972.692.9053
william.boeing@haynesboone.com

cc: Working Group

QuickLinks

Comment Letter Dated January 25, 2006
Comment Letter Dated January 26, 2006
Revised Response to Earlier Comment (Comment #34 of December 23, 2005 letter)